May 10, 2013

VIA EDGAR AND TELECOPY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549-4561

Attn:       Mr. Mark P. Shuman

Re:	UBIC, Inc. (the “Company”)
Registration Statement on Form F-1
File No. 333-184691

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, we, as representatives of the several underwriters, hereby request acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Washington D.C. time, on Monday, May 13, 2013, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: May 10, 2013

(ii)	Dates of distribution: May 10, 2013 through May 13, 2013

(iii)	Number of prospective underwriters and broker-dealers to whom the preliminary prospectus was furnished:

• Underwriters: 4

• Broker-dealers: 3

(iv)	Number of prospectuses so distributed: 702

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

MAXIM GROUP LLC
THE BENCHMARK COMPANY, LLC
As Representatives of the Underwriters

BY: MAXIM GROUP LLC

By:	/s/ Clifford Teller
Name:	Clifford Teller
Title:	Head of Investment Banking